January 8, 2025

David Burton
President and CEO
Jefferson Capital, Inc.
600 South Highway 169, Suite 1575
Minneapolis, MN 55426

       Re: Jefferson Capital, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 11, 2024
           CIK No. 0002046042
Dear David Burton:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
General

1. Please substantiate, or with respect to beliefs, characterize as such and discuss your reasonable basis for the belief, the following statements:
           "We believe we are the market leader in the Telecom and Utilities market" (page
           9);
           "Today, we believe we are the market leader in several asset classes in the United
           States, Canada and the United Kingdom including:
            o the largest purchaser of nonperforming telecom and utilities receivables in the United States;
            o the largest purchaser of both nonperforming and insolvent auto finance
 January 8, 2025
Page 2

                 receivables in the United States;
             o the largest or second largest purchaser of insolvent consumer receivables in the United States;
             o the largest purchaser of both nonperforming and insolvent consumer receivables in Canada; and
             o the largest purchaser of nonperforming telecom and utilities receivables in the United Kingdom" (page 12);
             "Unlike some of our peers, we pursue nonperforming loan purchase opportunities across a wide variety of asset classes and in insolvency as well as distressed receivables and have for a long time been a leader in the United States in those asset classes" (page 101);
             "We believe we are the largest or second largest purchaser of insolvent consumer receivables in the United States, and we believe we are the largest purchaser of insolvent consumer receivables in Canada" (page 106); and
             "In some of our asset classes, we do not believe we have any significant competitors" (page 110).
2. We note your disclosure on page F-10 that your top five clients accounted for 35.3%
       of previously charged-off receivables purchases for the year ended December 31,
       2023. Please revise to add a risk factor that addresses material risks to investors resulting from high concentration in your top clients. In addition, please revise your
       MD&A to identify, quantify and analyze any known trends, demands, commitments, events and uncertainties related to these clients, whether affiliated or unaffiliated, to the extent they are reasonably likely to have a material effect on your business. Refer to Item 303 of Regulation S-K.
3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
Cover Page

4. Please state the nature of the underwriting on the cover page and elsewhere as applicable.
5. Please indicate on the cover and elsewhere as applicable, when you intend to apply to list your common stock. Indicate whether the offering is contingent upon the listing.
Market and Industry Data, page ii

6. We note your statement that you have not independently verified any of the data from third-party sources and that "there can be no assurance as to the accuracy or completeness of included information." Since you are responsible for the accuracy and completeness of information in the prospectus, please remove any statements implying that you are not responsible.
 January 8, 2025
Page 3

Prospectus Summary
Competitive advantages from variable cost business model with proprietary collection capabilities, page 13

7. Please expand your discussion to explain the unique legal and digital capabilities you reference in this section. Additionally, we note your reference to your proprietary technologies and business processes. Please revise your disclosure where appropriate to describe such technologies and processes, including PrecisionHandler Solution,
       VeriCredit, Recovery Solution, RefundTrack, CustomerCare Solution, OptimizedOffer Solution and JFRAME360, and explain how these technologies and
       processes help you sustain your efficiency advantage.
8. For the technologies and business processes you reference, describe the extent to which you are dependent on open source code or platforms controlled by other entities.
Our Growth Strategy, page 14

9. To the extent that your growth strategy will require additional funds, including possible sales of securities, please discuss here or elsewhere as applicable, the potential dilutive effect of future offerings. We note in particular that the company will not receive any funds from this offering.
Enter the high street bank market in the United Kingdom, page 16

10. Please revise your disclosure to explain what is meant by your reference to "high street" banks.
Our Sponsor, page 23

11. Please revise your disclosure to clarify the current role and function of J.C. Flowers as the sponsor of your company. Please also provide a description of the transactions in which the selling stockholders obtained the securities being sold pursuant to this registration statement.
Summary Consolidated Financial and Operating Information, page 27

12. Please revise the header of the tabular financial and operating information presented to mark the summary data for the years ended December 31, 2024 and 2023 as
       Audited.
Risk Factors, page 31

13. We note your disclosure on page 17 and page 102 that your purchasing and client relationships are characterized by very low concentration. Please clarify what you mean by this statement and if this may be considered a material risk, please add risk factor disclosure.
Risks Related to our Business, page 31

14. We note that in 2022 the CFPB entered into a consent order with a large national bank relating to garnishment-related practices, including out-of-state garnishments. To the extent that you pursue garnishments against borrowers with accounts held outside of
 January 8, 2025
Page 4

       the state where they reside, please revise this section to add a risk factor discussing the possible impact of the CFPB's actions on your ability to recover funds. In the alternative, tell us about your compliance procedures if you do not believe this is a material risk.
15. Consider adding a risk factor discussing any risks from the Conn's portfolio purchase such as assuming 200 FTE Conn's servicing employees, adding a new operating site, and any impairment risk if your assumptions regarding collections are not fully met.
Our international operations expose us to risks, which could harm our business, page 34

16. This risk factor addresses multiple risks related to your international operations.
       Please consider breaking out the risks and discussing the most significant of these risks in separate, more detailed risk factors.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold, page 43

17. Please quantify the approximate amount and percentage of shares subject to the lock-
       up agreements. In addition, provide this disclosure on page 141.
Use of Proceeds, page 52

18. In light of the fact that the company will not receive any proceeds, state here and in the Prospectus Summary, why you are doing an initial public offering now.
Supplemental Performance Data as of December 31, 2024
Previously Charged-Off Receivables Portfolio Performance, page 71

19. We note your disclosure on page 62 that your revenue is primarily derived from revenue from previously charged-off receivables. In order to provide investors with a better understanding of the performance of your charged-off receivables portfolios, please consider including a tabular presentation summarizing collections from purchased receivables, revenues from receivable portfolios, end of period receivable balance and other related supplemental data, by year of purchase. Critical Accounting Estimates, page 81

20. We note that your discussion of your critical accounting estimates appears to duplicate information from significant accounting policies disclosed in the financial statement footnotes. Please revise to include an enhanced discussion for each critical accounting estimate including for instance, information necessary to understand the estimation uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.
Exclusive Forum, page 139

21. We note your disclosure that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against you or any defendant arising under the Securities Act. Please
 January 8, 2025
Page 5

       revise to state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
       Act or the rules and regulations thereunder. We also note your disclosure about waiver in the final sentence.
Description of Certain Indebtedness
Revolving Credit Facility, page 142

22. Please disclose your current standing under the Revolving Credit Facility and whether you are in compliance with the restrictive covenants of this credit facility.
       Additionally, we note that the Revolving Credit Facility is secured by substantially all of the assets of four of your operating subsidiaries, CL Holdings, LLC, Jefferson
       Capital Systems, LLC, JC International Acquisition, LLC and CFG Canada Funding,
       LLC. Please consider adding risk factor disclosure discussing the risks to your business related to an event of default under the Revolving Credit Facility.
Note 1. Organization, Description of Business and Summary of Significant Accounting
Policies
Investments in Previously Charged-off Receivables, page F-11

23. We note your disclosure on page F-11 that your revenue from receivable portfolios includes all revenue from zero basis portfolio collections. Please tell us what zero basis portfolios represent and the amount of revenue recognized from them for each of the periods presented.
Servicing Expenses, page F-14

24. We note on page 64 that legal fees associated with the collection of a debt are included in servicing expenses. Please tell us the amount of legal fees associated with debt collection recognized in each of the periods presented and revise to separately present any material components of your servicing expenses and discuss any observed changes in trends.
Note 5. Credit Card Receivables, page F-18

25. Please clarify the components of your credit card receivables (e.g., revolving loans, term loans) and provide a discussion of the risk characteristics relevant to each of your loan portfolio segments. In addition, please revise to disclose the amount of line-of-
       credit arrangements that are converted to term loans in each reporting period. Refer to
       ASC 326-20-50-6A.
 January 8, 2025
Page 6

       Please contact Jee Yeon Ahn at 202-551-3673 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Todd Schiffman at 202-551-3491 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Marc Jaffe, Esq.